Exhibit 5.1

ARCELORMITTAL

EQUITY INCENTIVE PLAN

ANNEX  F

Supplemental Terms for 2016-2017 Performance Share Units

The following share limits and vesting provisions shall apply to all Awards of Performance Share Units granted pursuant to the Plan during the period beginning on the date of the general meeting of shareholders of the Company in 2016 and ending on the date of the general meeting of shareholders of the Company in 2017(the “2016-2017 Plan Year”).  All other terms and conditions of the Performance Share Units are as set forth in the Plan, including but not limited to Section 6 thereof.

1.                  Shares Available for Grant.   Subject to adjustment as provided in Section 7 of the Plan the number of shares of Common Stock that may be issued pursuant to Awards of Performance Share Units granted pursuant to the Plan during the 2016-2017 Plan Year and the number of shares of Common Stock that may be issued pursuant to Awards of Performance Share Units granted to the CEO Office members pursuant to the Group Management Board Performance Share Units Plan may not exceed 30,000,000.

2.                  Vesting and Settlement.

1

(a)                Each Award of Performance Share Units granted pursuant to the Plan during the 2016-2017 Plan Year shall be split in two parts:

-          the first part identified as Target Award; and

-          the second part identified as Overperformance  Award.

Both parts shall vest in two dates after the completion of their respective performance period

-            fifty percent (50%) after the completion of the three (3) full year financial exercises ending following the date on which the Award was granted, and

-          fifty percent (50%) after the completion of the two (2) full year financial exercises following the first performance period,

subject to the achievement of the following goals measured for each financial year, and be settled by the Company pursuant to the terms of the Plan on or within fourteen (14) days after confirmation that the performance criteria applicable to each performance period have been met, provided that the Participant has submitted all necessary settlement information prior to such time: (x) the improvement of the return on capital employed (ROCE) of the business unit to which the Participant belongs, and (y) the achievement of strategic priorities as set and weighted by the Board of Directors.  The Committee shall determine whether the performance criteria applicable to each performance period have been met within sixty (60) days of the respective vesting dates indicated in the Award Notice, and shall inform each Participant of such performance as soon as practicable thereafter.  For purposes of clarification, if a Participant belongs to different business units during the performance period or otherwise has duties and responsibilities that affect the performance of multiple business units during the performance period, the Committee may take into consideration the achievements reached for ROCE and other strategic priorities of multiple business units, as appropriate, for various portions of the relevant performance period in respect of Performance Share Units held by such Participant, considering for each financial year the achievements reached by the business units to which the Participant belonged to or for which the Participant had responsibilities for the longest period within the financial year. The Committee shall determine the level of performance achieved for each of these goals and financial year, on per annum basis, each year carrying the same weight within the relevant performance period, at the end of each performance period.

With respect to the Performance Share Units awarded as Target  Award, if the Committee determines that with respect to a particular portion of the Award

2

held by a Participant the achievement was (I) below 100% of target levels, then no Performance Share Units held by such Participant shall vest, (II) at 100% or above of target levels, then 100% of the Performance Share Units held by such Participant shall vest.

With respect to the Performance Share Units awarded as Overperformance Award, if the Committee determines that with respect to a particular portion of the Award held by a Participant the achievement was (I) below 120% of target levels, then no Performance Share Units held by such Participant shall vest, (II) at 120% or above of target levels, then 100% of the Performance Share Units held by such Participant shall vest.

In no event will a Participant be entitled to settlement of a number of Performance Share Units equal to more than 100% of the Performance Share Units granted to the Participant.

(b)               Forfeiture of Performance Share Units.

If a Participant’s Employment is terminated for any reason prior to any of the vesting dates of the Award as indicated in the Award Notice, each Performance Share Unit that has not vested as of the date of such termination shall expire and be terminated, provided that if the Participant’s Employment terminates by reason of the Participant’s Retirement at age sixty (60) or more, the Committee may, in its sole discretion, allow a pro rata temporis vesting of the Performance Share Unit. Such pro rata temporis vesting will take place after the completion of the financial year in which the Participant Employment is terminated , and will be determined based on the level of achievement, if any, of the applicable performance objectives as measured for each financial year within the relevant performance period, and on the number of days of each financial year elapsed prior to the termination of Employment.

3

EXHIBIT 6

Terms Applicable to Participants Subject to United States Federal, State or Local Tax in Respect of Any Performance Share Units Granted Pursuant to the Plan during the 2016-2017 Plan Year

Pursuant to Section 17 of the Plan, the following terms and conditions shall apply to all Awards issued to any Participant who is or may be subject to federal, state or local tax in respect of any Performance Share Units granted pursuant to the Plan during the 2016-2017 Plan Year (a “U.S. Participant”).  With respect to each U.S. Participant, in the event of any conflict between the terms of the Plan and this Exhibit 6, the terms of this Exhibit 6 shall apply.

1.                  Vesting and Settlement.

All Awards granted to U.S. Participants shall be settled within two and one half months (75 calendar days) following the dates on which such Awards vest as indicated in the Award Notice.

In the event that a U.S. Participant’s Employment terminates for any reason prior to any of the vesting dates of the Award as indicated in the Award Notice, each Performance Share Unit that has not vested as of the date of such termination shall expire and be terminated, provided that if the Participant’s Employment terminates by reason of the Participant’s Retirement at age sixty (60) or more, the Committee may, in its sole discretion, allow a pro rata temporis vesting of the Performance Share Unit. Such pro rata temporis vesting will take place after the completion of the financial year in which the Participant Employment is terminated, and will be determined based on the level of achievement, if any, of the applicable performance objectives as measured for each financial year within the relevant performance period, and on the number of days of each financial year elapsed prior to the termination of Employment. Settlement of such Award or Award portion may not be deferred under Section 4(e) of the Plan, except in compliance with Section 409A of the Code.  Notwithstanding anything to the contrary, in the event that such U.S. Participant is a “specified employee” (within the meaning of Section 409A(2)(B) of the Code) on the date his or her Employment terminates by reason of Retirement, the Award shall be settled on the first business day of the first calendar month that begins after the six-month anniversary of the date of the termination of Employment.

2.                  Committee Discretion.

With respect to Awards granted to U.S. Participants, the Committee’s authority with respect to leaves of absence as set forth in Section 4(d) of the Plan shall be limited as follows: the Committee shall determine whether an authorized leave of absence, or absence in military or government service, shall constitute termination of Employment; provided that, no payment shall be made with respect to any Award that is subject to Section 409A of the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”) as a result of any such authorized leave of absence or absence in military or government service unless such authorized leave of absence constitutes a

4

separation from service for purposes of Section 409A.

3.                  Payments by the Company.

With respect to Awards granted to U.S. Participants, the Committee may not accelerate the settlement of any Award unless any such acceleration would be permissible under Section 409A of the Code.

4.                  Adjustments Upon Certain Changes.

No provision of Section 9 of the Plan shall be given effect with respect to Awards granted to U.S. Participants, to the extent that such provision would cause any tax to become due under Section 409A of the Code.

5.                  Amendment or Termination of the Plan.

With respect to Awards granted to U.S. Participants, no provision of the Board of Directors’ right to amend or terminate the plan as provided in Section 12 of the Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

6.                  Certain Limitations on Awards to Ensure Compliance with Code Section 409A.

The Company intends that the Plan and each Award granted hereunder that is subject to Section 409A of the Code shall comply with Section 409A of the Code and that the Plan shall be interpreted, operated and administered accordingly.  In the event any term and/or condition of an Award granted hereunder would cause the application of an accelerated or additional tax due by the Participant under Section 409A of the Code, such term and/or condition shall be restructured, to the extent possible, in a manner, determined by the Committee, that does not cause such an accelerated or additional tax.  Any reservation of rights by the Company hereunder affecting the timing of payment of any Award subject to Section 409A of the Code (including, without limitation, the rights of the Committee pursuant to Section 9(d)) will only be as broad as is permitted by Section 409A of the Code.  Notwithstanding anything herein to the contrary, in no event shall the Company be liable for the payment of or gross up in connection with any taxes and or penalties owed by the Participant pursuant to Section 409A of the Code.

To the extent that a Participant is not, during the period of time when his or her Award is outstanding, subject to the application of Section 409A of the Code, the limitations contained herein solely to ensure compliance with Section 409A of the Code shall not apply.

5